SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Third Quarter 2016 Results

Monterrey, Mexico, October 28, 2016 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2016.

Third Quarter 2016 Highlights:

•	FEMSA consolidated total revenues increased 27.4% and income from operations grew 9.3% compared to the third quarter of 2015, mainly driven by the integration of Socofar into FEMSA Comercio’s Health Division and solid growth at FEMSA Comercio’s Retail Division. On an organic basis,[1] total revenues increased 14.0% and income from operations grew 3.8%.

•	FEMSA Comercio – Retail Division achieved growth in total revenues of 12.3% and income from operations of 6.4% compared to the third quarter of 2015, reflecting new store openings and a 5.7% increase in same-store sales.

•	FEMSA Comercio – Health Division total revenues amounted to Ps. 11,194 million compared to Ps. 1,580 million in the third quarter of 2015, and income from operations increased from Ps. 42 million in the third quarter of 2015 to Ps. 396 million in the same period of 2016, mainly reflecting the integration of Socofar. On an organic basis,[1] total revenues increased 10.7%.

•	FEMSA Comercio – Fuel Division revenues increased 34.9% and income from operations increased 57.3% compared to the third quarter of 2015.

•	Coca-Cola FEMSA total revenues increased 12.5% and income from operations grew 3.2% compared to the third quarter of 2015, reflecting growth in the average price per unit case across most operations and volume growth in Mexico and Central America. On a currency neutral basis and excluding Venezuela, total revenues and income from operations grew 5.6% and 6.6%, respectively.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “During the third quarter, FEMSA Comercio continued its strong pace of growth across divisions, increasing revenues by almost 40 percent versus the comparable period of last year. At the Retail Division, OXXO once again delivered solid top line growth, driven not just by the sustained pace of new store openings, but also by a robust increase in same-store sales of 5.7 percent, against a very demanding comparison base. At the Health Division revenue growth was also strong, while the operating margin in Mexico reflected the intensity of our work on the integration of a single operating platform, as well as the longer maturation process of our stores in new regions of the country such as the state of Veracruz. Meanwhile in South America, where we recently made a small bolt-on acquisition, our drugstore operations continued to perform ahead of plan. For its part, the Fuel Division saw double-digit growth in same-station sales, as well as healthy price-driven improvements in profitability even as we made progress in our sustained expansion strategy and in the re-branding of our existing stations with the new OXXO GAS image.

At Coca-Cola FEMSA, during the third quarter we saw a tale of two regions. In Mexico, a supportive consumer backdrop combined with our execution to drive incremental transactions, volumes and pricing, resulting in a solid top line for this key operation. However, most of our markets in South America continued to face adverse consumer and macroeconomic environments, and we saw raw material cost pressures across territories, particularly sugar; therefore our results reflect these ongoing challenges.

As we head into the final months of 2016, there is much work to be done but we are cautiously optimistic as we set our objectives for next year for which we have, as always, high expectations.”

FEMSA Consolidated

Total revenues increased 27.4% to Ps. 100,325 million in 3Q16 compared to 3Q15, mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and by solid growth across most operations. On an organic basis,1 total revenues grew 14.0% compared to 3Q15.

For the first nine months of 2016, total revenues increased 28.2% to Ps. 281,970 million compared to the same period in 2015, again mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and by solid growth across most operations. On an organic basis,1 total revenues for the first nine months of 2016 increased 13.0% compared to the same period in 2015.

Gross profit increased 18.7% to Ps. 36,631 million in 3Q16 compared to 3Q15. Gross margin decreased 270 basis points to 36.5% of total revenues compared to the same period in 2015, reflecting a contraction in Coca-Cola FEMSA’s gross margin and the incorporation and growth of lower margin businesses in FEMSA Comercio’s Health and Fuel Divisions.

For the first nine months of 2016, gross profit increased 19.9% to Ps. 103,586 million compared to the same period in 2015. Gross margin decreased 260 basis points to 36.7% of total revenues compared to the same period in 2015, reflecting again a contraction in Coca-Cola FEMSA’s gross margin and the incorporation and growth of lower margin businesses in FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 9.3% to Ps. 9,303 million in 3Q16 compared to 3Q15. On an organic basis,1 income from operations increased 3.8% compared to the same period in 2015. Consolidated operating margin decreased 150 basis points to 9.3% of total revenues in 3Q16 compared to 3Q15, driven by a margin contraction across our core businesses, and the incorporation of lower-margin Socofar in FEMSA Comercio’s Health Division.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2	October 28, 2016

For the first nine months of 2016, income from operations increased 12.0% to Ps. 25,548 million compared to the same period in 2015. On an organic basis, 1 income from operations increased 7.1%. Our consolidated operating margin year-to-date decreased 130 basis points to 9.1% as a percentage of total revenues as compared to the same period of 2015, driven by the faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time, and by a contraction in Coca-Cola FEMSA’s operating margin.

Our effective income tax rate was 21.9% in 3Q16 compared to 31.4% in 3Q15.

Net consolidated income increased 30.9% to Ps. 7,930 million in 3Q16 compared to 3Q15, mainly as a result of i) a low comparison base due to a foreign exchange loss related to the effect of Coca-Cola FEMSA’s US Dollar-denominated debt position as impacted by the depreciation of the Mexican peso during the third quarter of last year, ii) growth in FEMSA’s income from operations and iii) an increase in FEMSA’s reported 20% participation in Heineken’s results, which more than offset higher interest and non-operating expenses.

For the first nine months of 2016, net consolidated income increased 16.4% to Ps. 18,356 million compared to the same period of 2015, mainly driven by growth in our income from operations.

Net majority income in 3Q16 was Ps. 1.87 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.97 for the third quarter of 2016. For the first nine months of 2016, net majority income per FEMSA Unit2 was Ps. 4.05 (US$ 2.09 per ADS).

Capital expenditures amounted to Ps. 5,704 million in 3Q16, reflecting higher investments across operations.

Our consolidated balance sheet as of September 30, 2016 recorded a cash balance of Ps. 57,912 million (US$ 2,995 million), an increase of Ps. 28,497 million (US$ 1,474 million) compared to December 31, 2015. Short-term debt was Ps. 5,965 million (US$ 308 million), while long-term debt was Ps. 110,833 million (US$ 5,732 million). Our consolidated net debt balance was Ps. 58,886 million (US$ 3,045 million).

FEMSA Comercio – Retail Division

Total revenues increased 12.3% to Ps. 35,997 million in 3Q16 compared to 3Q15, reflecting the opening of 234 net new OXXO stores in the quarter to reach 1,154 total net new store openings for the last twelve months. As of September 30, 2016, FEMSA Comercio’s Retail Division had a total of 14,695 OXXO stores. OXXO’s same-store sales increased an average of 5.7% for the third quarter of 2016 over 3Q15. This performance was driven by a 6.4% increase in average customer ticket and a decrease of 0.6% in store traffic.

For the first nine months of 2016, total revenues increased 13.4% to reach Ps. 100,646 million compared to the same period in 2015. OXXO’s same-store sales increased an average of 6.4% compared to the same period in 2015, driven by a 6.7% increase in average customer ticket and a slight decrease of 0.2% in store traffic.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2016 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3	October 28, 2016

Gross profit increased by 14.5% in 3Q16 compared to 3Q15, resulting in a gross margin expansion of 80 basis points to 36.8% of total revenues. This expansion mainly reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services. For the first nine months of 2016, gross margin also expanded by 80 basis points to 35.9% of total revenues compared to the same period in 2015.

Income from operations increased 6.4% to Ps. 3,064 million in 3Q16 over 3Q15. Operating expenses increased 17.2% to Ps. 10,169 million in 3Q16 compared to 3Q15, above revenues, mainly reflecting: i) the tough comparison base in 3Q15, when retail operating margin expanded above trend and benefited from low electricity tariffs, ii) the strengthening of OXXO’s organizational structure to maintain the fast pace of growth, and iii) additional marketing efforts. Operating margin decreased 50 basis points to 8.5% of total revenues in 3Q16 compared to 3Q15.

For the first nine months of 2016, income from operations increased 12.4% to Ps. 7,401 million compared to the same period in 2015, resulting in a stable operating margin of 7.4%.

FEMSA Comercio – Health Division

Total revenues amounted to Ps. 11,194 million in 3Q16 compared to Ps. 1,580 million in 3Q15. On an organic basis,1 total revenues increased 10.7% reflecting the continued store expansion into new markets in Mexico. As of September 30, 2016 FEMSA Comercio’s Health Division had a total of 2,101 points of sale across our territories, reflecting the addition of 67 net new stores in the quarter including a small acquisition in Colombia. Same-store sales in Mexico increased by an average of 1.1% in 3Q16 as compared to 3Q15, reflecting softness in certain Southeastern markets as well as the longer maturation period of our operation in the state of Veracruz.

For the first nine months of 2016, total revenues amounted to Ps. 31,119 million compared to Ps. 3,750 million in the same period of 2015. On an organic basis,1 total revenues for the first nine months of 2016 increased 15.5% compared to the same period in 2015. Same-store sales in Mexico increased an average of 6.4% compared to the same period in 2015.

Gross profit amounted to Ps. 3,242 million in 3Q16, resulting in a gross margin expansion of 540 basis points to 29.0% of total revenues, reflecting higher structural gross margins at the Socofar operation. For the first nine months of 2016, gross margin expanded by 470 basis points to 28.8% of total revenues compared to the same period in 2015.

Income from operations amounted to Ps. 396 million in 3Q16. Operating expenses reached Ps. 2,846 million in 3Q16. Operating margin expanded 80 basis points to 3.5% of total revenues in 3Q16 compared to 3Q15, reflecting higher margins at Socofar that more than offset higher expenses in Mexico, as we continue to build infrastructure and prepare for further growth while we integrate our four legacy drugstore operations into a single platform. On an organic basis,1 income from operations decreased 86.3%, reflecting the infrastructure and integration initiatives described above.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

4	October 28, 2016

For the first nine months of 2016, income from operations amounted to Ps. 973 million compared to Ps. 110 million reached in the same period in 2015, resulting in an operating margin of 3.1%, which represents an expansion of 20 basis points from the same period in 2015. On an organic basis,1 income from operations decreased 40.6% in the first nine months of 2016 compared to the same period in 2015.

FEMSA Comercio – Fuel Division

Total revenues increased 34.9% to Ps. 7,548 million in 3Q16 compared to 3Q15, reflecting the opening of 13 net new OXXO GAS stations in the quarter to reach 75 total net new station openings for the last twelve months. As of September 30, 2016, FEMSA Comercio’s Fuel Division had a total of 348 OXXO GAS service stations. Same-station sales increased an average of 10.3% in 3Q16 over 3Q15, as average volume increased 7.3% while the average price per liter increased by 2.8%, reflecting the national price increases instituted during the third quarter.

For the first nine months of 2016, total revenues increased 66.0% to Ps. 20,562 million compared to the seven-month period from March to September of 2015. Same-station sales increased an average of 5.8% compared to the comparable period in 2015, driven by a 6.5% increase in average volume and a slight decrease of 0.7% in average price per liter.

Gross profit increased by 41.9% in 3Q16 compared to 3Q15, resulting in a gross margin expansion of 40 basis points to 8.0% of total revenues, reflecting the benefit of price increases on existing inventory, as well as higher operating leverage. For the first nine months of 2016, gross profit increased by 70.5% compared to the seven-month period from March to September of 2015. Gross margin expanded by 30 basis points to 7.9% of total revenues compared to the comparable period in 2015, for the reasons mentioned above.

Income from operations increased 57.3% to Ps. 91 million in 3Q16 over 3Q15. Operating expenses increased 39.5% to Ps. 512 million in 3Q16 compared to 3Q15, above revenues, as we continue to build the infrastructure required to drive further expansion. Operating margin expanded 20 basis points compared to 3Q15 to 1.2% of total revenues in 3Q16, mainly driven by the national price increases that took place during the quarter.

For the first nine months of 2016, income from operations increased 6.5% to Ps. 179 million compared to the seven-month period from March to September of 2015, resulting in an operating margin of 0.9%, which represents a contraction of 50 basis points from the comparable period in 2015, reflecting: i) operating deleverage driven by an accelerated growth rate in new service stations that take some time to ramp up; ii) the ongoing expansion of our infrastructure to accommodate rapid growth across more territories; and iii) increased regulation costs.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

5	October 28, 2016

Recent Developments

•	On September 23, 2016, Coca-Cola FEMSA announced that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A., had reached an agreement to acquire 100% of Vonpar, one of the largest privately owned bottlers in the Brazilian Coca-Cola system, for an aggregate enterprise value of R$3,578 million. During the last twelve months ended June 30, 2016, Vonpar sold 190 million unit cases of beverages, including 23 million unit cases of beer, generating R$2,026 million in net revenues and an EBITDA of R$335 million. On October 10th, this transaction was approved by the Conselho Administrativo de Defesa Econòmica (CADE), the Brazilian antitrust authority.

CONFERENCE CALL INFORMATION:

Our Third Quarter of 2016 Conference Call will be held on: Friday, October 28, 2016, 10:00 AM Eastern Time (09:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (877) 548 7901; International: (719) 325 4904; Conference Id: 8521777. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

6	October 28, 2016

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2016, which was 19.3355 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow.

7	October 28, 2016

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Total revenues	100,325	100.0	78,763	100.0	27.4	14.0	281,970	100.0	219,996	100.0	28.2	13.0
Cost of sales	63,694	63.5	47,898	60.8	33.0		178,384	63.3	133,579	60.7	33.5
Gross profit	36,631	36.5	30,865	39.2	18.7		103,586	36.7	86,417	39.3	19.9
Administrative expenses	3,316	3.3	2,836	3.6	16.9		10,475	3.7	8,158	3.7	28.4
Selling expenses	23,883	23.8	19,010	24.2	25.6		67,541	23.9	54,510	24.8	23.9
Other operating expenses (income), net (1)	129	0.1	506	0.6	(74.5)		22	-	944	0.4	(97.7)
Income from operations(2)	9,303	9.3	8,513	10.8	9.3	3.8	25,548	9.1	22,805	10.4	12.0	7.1
Other non-operating expenses (income)	965		259		N.S.		2,261		495		N.S.
Interest expense	2,506		1,795		39.6		6,958		5,242		32.7
Interest income	329		288		14.2		821		791		3.8
Interest expense, net	2,177		1,507		44.5		6,137		4,451		37.9
Foreign exchange loss (gain)	(147)		1,027		(114.3)		-		1,264		(100.0)
Other financial expenses (income), net.	(378)		(39)		N.S.		(1,159)		(254)		N.S.
Financing expenses, net	1,652		2,495		(33.8)		4,978		5,461		(8.8)
Income before income tax and participation in associates results	6,686		5,759		16.1		18,309		16,849		8.7
Income tax	1,468		1,806		(18.7)		4,827		5,485		(12.0)
Participation in associates results(3)	2,712		2,107		28.7		4,874		4,407		10.6
Net consolidated income	7,930		6,060		30.9		18,356		15,771		16.4
Net majority income	6,691		4,974		34.5		14,477		12,046		20.2
Net minority income	1,239		1,086		14.1		3,879		3,725		4.1

	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	9,303	9.3	8,513	10.8	9.3	3.8	25,548	9.1	22,805	10.4	12.0	7.1
Depreciation	3,074	3.1	2,421	3.1	27.0		8,602	3.1	7,129	3.2	20.7
Amortization & other non-cash charges	963	0.9	1,217	1.5	(20.9)		2,406	0.8	2,144	1.0	12.2
Operative Cash Flow (EBITDA)	13,340	13.3	12,151	15.4	9.8	4.2	36,556	13.0	32,078	14.6	14.0	7.8
CAPEX	5,704		4,673		22.1		13,320		11,691		13.9

Financial Ratios	2016		2015		Var. p.p.
Liquidity(4)	1.51		1.33		0.18
Interest coverage(5)	6.13		8.06		(1.94)
Leverage(6)	0.84		0.69		0.15
Capitalization(7)	30.84%		26.88%		3.96

(A) % Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

8	October 28, 2016

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Sep-16	Dec-15	% Var.
Cash and cash equivalents	57,912	29,415	96.9
Accounts receivable	20,710	19,906	4.0
Inventories	28,203	24,680	14.3
Other current assets	14,258	12,722	12.1
Total current assets	121,083	86,723	39.6
Investments in shares	124,468	111,731	11.4
Property, plant and equipment, net	91,536	80,296	14.0
Intangible assets (1)	125,252	108,341	15.6
Other assets	30,511	22,241	37.2
TOTAL ASSETS	492,850	409,332	20.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,746	2,239	67.3
Current maturities of long-term debt	2,219	3,656	(39.3)
Interest payable	1,559	597	161.1
Operating liabilities	72,551	58,854	23.3
Total current liabilities	80,075	65,346	22.5
Long-term debt (2)	110,833	80,856	37.1
Labor liabilities	4,609	4,229	9.0
Other liabilities	29,482	17,045	73.0
Total liabilities	224,999	167,476	34.3
Total stockholders’ equity	267,851	241,856	10.7
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	492,850	409,332	20.4

	September 30, 2016
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	26.0%	6.1%
U.S. Dollars	19.9%	4.7%
Euros	18.2%	1.8%
Colombian pesos	2.5%	9.9%
Argentine pesos	0.9%	32.2%
Brazilian reais	28.0%	13.3%
Chilean pesos	4.5%	6.1%
Total debt	100%	7.4%

Fixed rate(2)	81.8%
Variable rate(2)	18.2%

% of Total Debt	2016	2017	2018	2019	2020	2021 +
DEBT MATURITY PROFILE	1.7%	5.5%	18.9%	1.0%	9.4%	63.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

9	October 28, 2016

FEMSA Comercio - Retail Division (1)

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	35,997	100.0	32,059	100.0	12.3	100,646	100.0	88,763	100.0	13.4
Cost of sales	22,764	63.2	20,505	64.0	11.0	64,473	64.1	57,635	64.9	11.9
Gross profit	13,233	36.8	11,554	36.0	14.5	36,173	35.9	31,128	35.1	16.2
Administrative expenses	726	2.0	681	2.1	6.6	2,149	2.1	1,833	2.1	17.2
Selling expenses	9,372	26.1	7,954	24.8	17.8	26,437	26.2	22,553	25.4	17.2
Other operating expenses (income), net	71	0.2	39	0.1	82.1	186	0.2	159	0.2	17.0
Income from operations	3,064	8.5	2,880	9.0	6.4	7,401	7.4	6,583	7.4	12.4
Depreciation	914	2.5	764	2.4	19.6	2,632	2.6	2,239	2.5	17.6
Amortization & other non-cash charges	106	0.3	105	0.3	1.0	313	0.3	290	0.4	7.9
Operative cash flow	4,084	11.3	3,749	11.7	8.9	10,346	10.3	9,112	10.3	13.5
CAPEX	2,232		1,459		53.0	5,068		3,715		36.4

Information of OXXO Stores
Total stores						14,695		13,541		8.5
Net new convenience stores:
vs. Last quarter	234		276		(15.2)
Year-to-date	634		688		(7.8)
Last-twelve-months	1,154		1,146		0.7

Same-store data: (2)
Sales (thousands of pesos)	774.6		732.5		5.7	737.1		692.7		6.4
Traffic (thousands of transactions)	24.0		24.1		(0.6)	23.2		23.3		(0.2)
Ticket (pesos)	32.3		30.3		6.4	31.7		29.7		6.7

(1) As of the 4Q15 FEMSA Comercio- Fuel Division began to report as a separate segment and as of 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.

(2) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included

10	October 28, 2016

FEMSA Comercio - Health Division (1)

Results of Operations

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)
Total revenues	11,194	100.0	1,580	100.0	N.S.	10.7	31,119	100.0	3,750	100.0	N.S.	15.5
Cost of sales	7,952	71.0	1,207	76.4	N.S.		22,168	71.2	2,845	75.9	N.S.
Gross profit	3,242	29.0	373	23.6	N.S.		8,951	28.8	905	24.1	N.S.
Administrative expenses	527	4.7	35	2.2	N.S.		1,288	4.1	90	2.4	N.S.
Selling expenses	2,310	20.7	295	18.6	N.S.		6,675	21.6	705	18.8	N.S.
Other operating expenses (income), net	9	0.1	1	0.1	N.S.		15	-	-	-	N.S.
Income from operations	396	3.5	42	2.7	N.S.	(86.3)	973	3.1	110	2.9	N.S.	(40.6)
Depreciation	127	1.1	16	1.0	N.S.		398	1.3	37	1.0	N.S.
Amortization & other non-cash charges	102	1.0	3	0.2	N.S.		242	0.8	9	0.3	N.S.
Operative cash flow	625	5.6	61	3.9	N.S.	(42.0)	1,613	5.2	156	4.2	N.S.	(12.4)
CAPEX	187		38		N.S.		255		96		165.6

Information of pharmacies
Total stores							2,101		883		137.9
Net new stores (2):
vs. Last quarter	67		245		(72.7)
Year-to-date	201		278		(27.7)
Last-twelve-months	1,218		302		N.S.

Same-store data: (3)
Sales (thousands of pesos)	609.4		602.5		1.1		633.4		595.4		6.4

(1) As of the 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.

(2) Aquisitions are included.

(3) Monthly average information per store, considering same stores with more than twelve months of operations in Mexico for FEMSA Comercio - Health Division.

(A) % Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months.

11	October 28, 2016

FEMSA Comercio - Fuel Division (1)

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	7,548	100.0	5,595	100.0	34.9	20,562	100.0	12,390	100.0	66.0
Cost of sales	6,945	92.0	5,169	92.4	34.4	18,947	92.1	11,443	92.4	65.6
Gross profit	603	8.0	425	7.6	41.9	1,615	7.9	947	7.6	70.5
Administrative expenses	32	0.4	28	0.5	14.3	95	0.5	59	0.5	61.0
Selling expenses	480	6.4	339	6.1	41.5	1,340	6.5	719	5.7	86.4
Other operating expenses (income), net	-	-	-	-	-	1	-	1	-	-
Income from operations	91	1.2	58	1.0	57.3	179	0.9	168	1.4	6.5
Depreciation	21	0.3	17	0.3	23.5	60	0.3	38	0.3	57.9
Amortization & other non-cash charges	3	-	11	0.2	(72.7)	11	-	19	0.1	(41.0)
Operative cash flow	115	1.5	86	1.5	33.7	250	1.2	225	1.8	11.1
CAPEX	86		96		(10.4)	180		167		7.8

Information of OXXO Gas service stations
Total service stations						348		273		27.5
Net new service stations
vs. Last quarter	13		24		(45.8)
Year-to-date	41
Last-twelve-months	75

Volume (million of liters) total stations (2)	622		467		33.2	1,740		1,030		68.9

Same-stations data: (3)
Sales (thousands of pesos)	7,795		7,069		10.3	7,436		7,029		5.8
Volume (million of liters)	501		467		7.3	1,366		1,282		6.5
Average price per liter	12.3		11.9		2.8	11.9		12.0		(0.7)

(1) As of the 4Q15, FEMSA Comercio- Fuel Division began to report as a separate segment.

(2) Volume accumulated for 2015 corresponds to the period of March to September.

(3) Monthly average information per station, considering same stations with more than twelve months of operations.

12	October 28, 2016

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	42,351	100.0	37,661	100.0	12.5	120,628	100.0	109,513	100.0	10.2
Cost of sales	23,474	55.4	19,727	52.4	19.0	65,950	54.7	57,856	52.8	14.0
Gross profit	18,877	44.6	17,934	47.6	5.3	54,678	45.3	51,656	47.2	5.9
Administrative expenses	1,434	3.4	1,579	4.2	(9.2)	5,144	4.3	4,650	4.2	10.6
Selling expenses	11,761	27.7	10,418	27.7	12.9	33,147	27.5	30,508	28.0	8.7
Other operating expenses (income), net	38	0.1	470	1.2	(91.9)	(189)	(0.2)	789	0.7	(124.0)
Income from operations	5,644	13.3	5,467	14.5	3.2	16,576	13.7	15,709	14.3	5.5
Depreciation	1,853	4.4	1,585	4.2	16.9	5,231	4.3	4,659	4.3	12.3
Amortization & other non-cash charges	683	1.6	936	2.5	(27.0)	1,666	1.5	1,567	1.4	6.3
Operative cash flow	8,180	19.3	7,988	21.2	2.4	23,473	19.5	21,935	20.0	7.0
CAPEX	2,742		2,682		2.3	6,893		6,977		(1.2)

Sales volumes
(Millions of unit cases)
Mexico and Central America	521.9	63.3	509.1	58.9	2.5	1,523.4	61.4	1,453.7	57.6	4.8
South America	155.6	18.9	197.2	22.8	(21.1)	498.8	20.0	579.2	23.0	(13.9)
Brazil	146.9	17.8	158.3	18.3	(7.2)	461.5	18.6	489.1	19.4	(5.6)
Total	824.5	100.0	864.7	100.0	(4.7)	2,483.8	100.0	2,522.0	100.0	(1.5)

13	October 28, 2016

FEMSA

Macroeconomic Information

			End-of-period Exchange Rates
	Inflation		Sep-16		Dec-15

	3Q 2016	LTM(1) Sep-16	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.14%	2.80%	19.50	1.0000	17.21	1.0000
Colombia	4.97%	7.24%	2,879.95	0.0068	3,149.47	0.0055
Venezuela	190.30%	320.17%	658.89	0.0296	198.70	0.0866
Brazil	5.88%	9.21%	3.25	6.0071	3.90	4.4065
Argentina	30.52%	36.55%	15.31	1.2737	13.04	1.3195
Chile	2.49%	2.73%	659.08	0.0296	707.34	4.4526
Euro Zone	0.13%	0.30%	0.90	21.7745	0.91	18.9403

(1) LTM = Last twelve months

14	October 28, 2016

2016 THIRD QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 25, 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the third quarter of 2016.

Operational and Financial Highlights

•	Comparable revenues grew 5.6% for the third quarter of 2016.

•	Comparable operating income grew 6.6% for the third quarter of 2016, with a margin expansion of 10 basis points.

•	Comparable operating cash flow declined 0.9% for the third quarter of 2016.

•	Comparable earnings per share grew 30.3% to Ps. 0.99 in the third quarter of 2016.

Results Summary

	Third Quarter				Year to Date
	as Reported		Comparable (1)		as Reported		Comparable (1)
	2016	Δ%	2016	Δ%	2016	Δ%	2016	Δ%
Total revenues	42,351	12.5%	39,826	5.6%	120,628	10.2%	112,977	7.8%
Gross profit	18,877	5.3%	18,157	2.3%	54,678	5.9%	52,048	5.8%
Operating income	5,644	3.2%	5,656	6.6%	16,576	5.5%	16,396	9.5%
Operating cash flow (2)	8,180	2.4%	7,742	(0.9%)	23,473	7.0%	22,247	6.6%
Net income attributable to equity holders of the company	2,265	13.9%	2,051	30.3%	6,581	(4.9%)	6,601	6.2%
Earnings per share (3)	1.09		0.99		3.17		3.18

Expressed in millions of Mexican pesos.

(1) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 3Q'16 and YTD were 2,072.9 million.

Message from the Chief Executive Officer

“In the face of a very challenging consumer, currency, and raw material environment across the region, we delivered comparable revenue and operating income growth of 6% and 7%, respectively, while comparable earnings per share grew 30%.

Our consumer transactions continued to outperform volumes, as we increased prices ahead of inflation in most countries and maintained or gained share in key beverage categories.

Our Strategic Framework continues to guide our long-term business growth. As we focus on the evolution of our core capabilities to build our competitive advantage, we continue the rollout of our KOFmmercial Digital Platform—now reaching more than 470,000 clients in over 2,600 routes across Mexico with encouraging volume, sales, and profit generation. Moreover, our Manufacturing and Distribution & Logistics centers of excellence will provide us with an integrated operational perspective to develop consistent capabilities, improve customer service, and optimize costs.

We further strengthen our footprint in Brazil through our agreement to acquire Vonpar. This strategically important franchise borders our territories in southern Brazil, enables us to serve more than 88 million consumers, and bolsters our leading position in the Coca-Cola system in one of the largest markets for Coke products in the world,” said John Santa Maria, Chief Executive Officer of the Company.

Press Release 3Q 2016 October 25, 2016	15

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 5.6% to Ps. 39,826 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 0.1% to 4,713.1 million. Transactions of our sparkling beverage portfolio grew 0.7% driven by the positive performance of Mexico, which increased 3.9% and Central America which grew 2.1%. Our still beverage category increased transactions by 0.3%, mainly driven by Mexico and Central America. Transactions of water, including bulk water, decreased 5.8% driven by declines across our operations.

Volume: Comparable sales volume declined 1.9% to 789.2 million unit cases in the third quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio declined 1.2% mainly driven by contractions in Brazil, Argentina and Colombia, which offset growth in Mexico and Central America. Volume of our bottled water portfolio decreased 5.4% driven by declines in Mexico, Brazil, Argentina and Colombia. Volume of our bulk water portfolio contracted 5.2% mainly driven by a decline of Ciel in Mexico and Brisa bulk water in Colombia. Our still beverage category grew 1.7% driven by Vallefrut orangeade, del Valle juice, FUZE tea and Santa Clara in Mexico, which offset declines of still beverages in Colombia, Brazil and Argentina.

Gross profit: Comparable gross profit grew 2.3% to Ps. 18,157 million with a gross margin contraction of 150 basis points in the period. In local currency, the benefit of lower PET prices, was offset by higher price of sugar and the depreciation of the average exchange rate of the argentine peso and the mexican peso as applied to our U.S. dollar-denominated raw material costs, in combination with an unfavorable currency hedging position in Brazil, as a result of the appreciation of the Brazilian real.

Other operative expenses: On a comparable basis, during the third quarter of 2016, the other operative expenses net line recorded an expense of Ps. 49 million, which compares to an expense of Ps. 345 million during the third quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 49 million in the third quarter of 2016, which compares to a loss of Ps. 126 million recorded in the third quarter of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc. and the non-carbonated beverage joint ventures in Mexico and Brazil, during the third quarter of 2016.

Operating Income: Comparable operating income grew 6.6% to Ps. 5,656 million with a 10 basis points margin expansion, reaching 14.2% in the third quarter of 2016.

Operating cash flow: Comparable operating cash flow declined 0.9% to Ps. 7,742 million with a margin contraction of 130 basis points to 19.4% in the third quarter of 2016. Amortization and other operative non-cash charges in the third quarter of 2015 were higher due to (i) the write-off of certain assets in Mexico, (ii) operating currency fluctuation effects and (iii) an equity method loss.

Comprehensive financing result: Our comparable comprehensive financing result in the third quarter of 2016 recorded an expense of Ps. 2,355 million, as compared to an expense of Ps. 2,742 million in the same period of 2015. During the third quarter of 2016 we recorded higher interest expenses as a result of the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals. Additionally, as compared to the previous year, we recorded a lower foreign exchange loss mainly driven by a lower depreciation of the Mexican peso as applied to our dollar denominated net debt position (Ps. 0.59 in the third quarter of 2016 vs Ps. 1.44 in the third quarter of 2015)

Income tax: During the third quarter of 2016, comparable income tax as a percentage of income before taxes was 30.4% as compared to 34.3% in the same period of 2015.

Net income: Comparable net controlling interest income grew 30.3% to Ps. 2,051 million in the third quarter of 2016, resulting in earnings per share (EPS) of Ps. 0.99 (Ps. 9.89 per ADS).

(Continued on next page)

Press Release 3Q 2016 October 25, 2016	16

As reported figures

Revenues: Total revenues increased 12.5% to Ps. 42,351 million in the third quarter of 2016, supported by the positive translation effect resulting from the appreciation of the Brazilian real, and despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions declined 2.7% to 4,908.2 million in the third quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 4.7% to 824.5 million unit cases in the third quarter of 2016 as compared to the same period in 2015.

Gross profit: Gross profit grew 5.3% to Ps. 18,877 million and gross margin declined 300 basis points to 44.6%.

Operating Income: Operating income grew 3.2% to Ps. 5,644 million and operating margin contracted 120 basis points to 13.3%.

Operating cash flow: Operating cash flow grew 2.4% to Ps. 8,180 million and operating cash flow margin declined 190 basis points to 19.3%.

Net income: Reported consolidated net controlling interest income increased 13.9% to Ps. 2,265 million in the third quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 1.09 (Ps. 10.93 per ADS).

Press Release 3Q 2016 October 25, 2016	17

Balance Sheet (1)

As of September 30, 2016, we had a cash balance of Ps. 20,105 million, including US$ 650 million denominated in U.S. dollars, an increase of Ps. 4,116 million as compared to December 31, 2015. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso as applied to our U.S. dollar denominated cash position.

As of September 30, 2016, total short-term debt was Ps. 3,678 million and long-term debt was Ps. 69,808 million. Total debt increased by Ps. 6,756 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso as applied to our U.S. dollar and Brazilian real denominated debt position. Net debt increased by Ps. 2,640 million compared to year end 2015. Our total U.S. dollar denominated net debt position at the end of the third quarter was US$565 million.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 9.2%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	20.9%	18.9%
U.S. dollars	31.3%	0.0%
Colombian pesos	2.9%	94.0%
Brazilian reals	43.5%	94.7%
Argentine pesos	1.5%	4.6%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	0.9%	4.2%	27.0%	0.6%	13.7%	53.7%

(1)	See page 19 for detailed information.
(2)	After giving effect to cross currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2016	FY 2015	Δ %
Net debt including effect of hedges (1)(3)	55,569	48,828	13.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.72	1.56
Operating cash flow/ Interest expense, net (1)	4.70	5.46
Capitalization (2)	38.9%	40.6%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross currency swaps.

Press Release 3Q 2016 October 25, 2016	18

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 6.4% to Ps. 22,527 million in the third quarter of 2016, as compared to the same period in 2015, driven by continued volume growth and an average price per unit case increase of 4.6% in Mexico. Our division’s comparable average price per unit case grew 3.8%, reaching Ps. 43.13.

Transactions: Total transactions in the Mexico and Central America division grew 3.4%, ahead of volume performance, totaling 2,908.4 million in the third quarter of 2016. Transactions of our sparkling beverage portfolio grew 3.6%, mainly driven by a 1.9% increase in transactions of brand Coca-Cola and 13.7% growth of flavored sparkling beverages in Mexico, and a 4.4% improvement in brand Coca-Cola in Central America. Our still beverage category increased transactions by 5.9%, mainly driven by Mexico, which generated more than 13 million incremental transactions this quarter. Transactions of water, including bulk water, declined 2.8% mainly driven by Mexico.

Volume: Total sales volume increased 2.5% to 521.9 million unit cases in the third quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 2.5% and volume in Central America increased 3.0%. Our sparkling beverage category increased 3.2%, mainly driven by growth of brand Coca-Cola, the recently launched Limon&Nada and Naranja&Nada, and Mundet in Mexico. Our still beverage category grew 9.3%, mainly driven by the performance of Vallefrut, the del Valle juice portfolio and Santa Clara in Mexico, and FUZE tea in Central America. Our personal water portfolio decreased 1.0% mainly driven by Ciel in Mexico. Our bulk water portfolio contracted 2.4%, mainly driven by Mexico.

Gross profit: Comparable gross profit grew 3.5% to Ps. 11,114 million in the third quarter of 2016 as compared to the same period in 2015, with a margin decrease of 140 basis points to reach 49.3%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division grew 12.4% to Ps. 3,855 million in the third quarter of 2016, with a margin expansion of 90 basis points to reach 17.1%. Our operating expenses in the division, as a percentage of sales, contracted 30 basis points.

Operating cash flow: Comparable operating cash flow remained flat at Ps. 5,143 million in the third quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 22.8%, with a margin decrease of 150 basis points. Other operative non-cash charges in the third quarter of 2015 were higher as a result of (i) the write off of certain assets in Mexico, (ii) operating currency fluctuation effects and (iii) the recording of an equity method loss.

As reported figures

Revenues: Reported total revenues increased 8.2% in the third quarter of 2016, driven by a combination of volume growth and solid pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 5.0% in the third quarter of 2016 and gross profit margin reached 49.3%.

Operating income: Our reported operating income increased 14.0% in the third quarter of 2016, and operating income margin reached 17.1%, expanding 90 basis points during the period.

Operating cash flow: Reported operating cash flow increased 1.3% in the third quarter of 2016, resulting in a margin of 22.8%.

Press Release 3Q 2016 October 25, 2016	19

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 4.5% to Ps. 17,299 million, driven by average price per unit case growth across our territories. Revenues of beer in Brazil accounted for Ps. 1,836 million in the third quarter of 2016.

Transactions: Comparable transactions in the division declined 4.7% totaling 1,804.8 million in the third quarter of 2016. Transactions of our sparkling beverage portfolio decreased 3.8%, driven by decreases in Argentina, Brazil and Colombia. Transactions of water, including bulk water, decreased 8.6% mainly driven by declines in all countries. Our still beverage category decreased transactions by 7.4% driven by decreases in every operation.

Volume: Comparable total sales volume in our South America division decreased 9.4% to 267.3 million unit cases in the third quarter of 2016 as compared to the same period of 2015. Our sparkling beverage category decreased 8.2%, driven by a 6.6% decline in Brazil, a 20.7% contraction in Argentina, and a 1.8% volume decrease in Colombia. Our personal water category declined 16.1%, driven by Brisa in Colombia, Bonaqua in Argentina and Crystal in Brazil. The still beverage category decreased 13.8%, while our bulk water business declined 28.8%, mainly driven by Brisa bulk water in Colombia.

Gross profit: Comparable gross profit increased 0.4% to Ps. 7,042 million, with a margin decrease of 170 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, in combination with an unfavorable currency hedging position in Brazil, as a result of the appreciation of the Brazilian real; all of which offset lower PET prices.

Operating income: Comparable operating income declined 4.1% to Ps. 1,801 million, with a margin contraction of 90 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow decreased 2.5% to Ps. 2,599 million, reaching an operating cash flow margin of 15.0% and recording a margin contraction of 110 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 17.7% to Ps. 19,824 million in the third quarter of 2016.

Transactions: Reported total number of transactions declined 10.4% to 1,999.8 million in the third quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 14.9% to 302.5 million unit cases in the third quarter of 2016 as compared to the same period in 2015, driven by volume declines in all operations.

Gross profit: Reported gross profit increased 5.7% to Ps. 7,763 million in the third quarter of 2016 and gross profit margin contracted 440 basis points to 39.2%.

Operating income: Our reported operating income declined 14.2% to Ps. 1,789 million in the third quarter of 2016, and operating income margin reached 9.0%, a contraction of 340 basis points.

Operating cash flow: Reported operating cash flow grew 4.4% to reach Ps. 3,038 million in the third quarter of 2016, resulting in a margin of 15.3%, a contraction of 200 basis points.

Press Release 3Q 2016 October 25, 2016	20

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 7.8% to Ps. 112,977 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 3.1% to 14,157.9 million. Transactions of our sparkling beverage portfolio grew 3.0% driven by the positive performance of Mexico, which increased 6.0%; Central America, which grew 4.4%; and Colombia, which grew 2.1%. Our still beverage category increased transactions by 5.2%, mainly driven by Mexico, Colombia, and Central America. Transactions of water, including bulk water, grew 1.9% driven by the performance of Colombia, Mexico, Central America and Argentina.

Volume: Comparable sales volume grew 0.9% to 2,364.6 million unit cases in the first nine months of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 0.8% driven by Mexico, Central America and Colombia, which offset a contraction in Brazil and Argentina. Our still beverage category increased 5.6% driven by Vallefrut, del Valle juice and Santa Clara in Mexico. Volume of our bottled water portfolio remained flat. Volume of our bulk water portfolio increased 0.6%, despite of a decline of Brisa bulk water in Colombia.

Gross profit: Comparable gross profit grew 5.8% to Ps. 52,048 million with a gross margin contraction of 80 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Colombian Peso, the Brazilian Real, and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the first nine months of 2016, the other operative expenses net line recorded an expense of Ps. 124 million, which compares to an expense of Ps. 705 million during the same period of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 318 million in the first nine months of 2016, which compares to a gain of Ps. 55 million recorded in the same period of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc..

Operating Income: Comparable operating income grew 9.5% to Ps. 16,396 million with a 20 basis points margin expansion, reaching 14.5% in the first nine months of 2016.

Operating cash flow: Comparable operating cash flow grew 6.6% to Ps. 22,247 million with a margin decline of 20 basis points as compared to the same period of 2015. Other operative non-cash charges in 2015 were higher as a result of (i) operating currency fluctuation effects and (ii) the write off of certain assets in Mexico.

Comprehensive financing results: Our comparable comprehensive financing result in the first nine months of 2016 recorded an expense of Ps. 6,515 million, as compared to an expense of Ps. 5,559 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the first nine months of 2016, comparable income tax as a percentage of income before taxes was 27.4% as compared to 31.6% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income increased 6.2% to Ps. 6,601 million in the first nine months of 2016, resulting in earnings per share (EPS) of Ps. 3.18 (Ps. 31.84 per ADS).

(Continued on next page)

Press Release 3Q 2016 October 25, 2016	21

YTD as reported figures

Revenues: Reported total revenues increased 10.2% to Ps. 120,628 million in the first nine months of 2016, supported by the positive translation effect originated by the appreciation of the Brazilian real, and despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 0.3% to 14,793.1 million in the first nine months of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 1.5% to 2,483.8 million unit cases in the first nine months of 2016 as compared to the same period in 2015.

Gross profit: Reported gross profit grew 5.9% to Ps. 54,678 million and gross margin declined 190 basis points to 45.3%.

Operating Income: Reported operating income grew 5.5% to Ps. 16,576 million and operating margin contracted 60 basis points to 13.7%.

Operating cash flow: Reported operating cash flow grew 7.0% to Ps. 23,473 million and operating cash flow margin declined 50 basis points to reach 19.5%.

Net income: Reported consolidated net controlling interest income decreased 4.9% to Ps. 6,581 million in the first nine months of 2016, resulting in reported earnings per share (EPS) of Ps. 3.17 (Ps. 31.75 per ADS).

Press Release 3Q 2016 October 25, 2016	22

Philippines Operation

Total transactions in the first nine months of the year grew 10.6%, mostly in line with volume growth, which grew 11.1% driven by the performance of brand Coca-Cola, which grew close to 17%, and 11% growth in our “core” flavored sparkling beverage portfolio. Our 8-ounce returnable glass bottle, “Timeout,” continues to support the performance of brand Coca-Cola, while our single-serve “Mismo” one-way PET presentation continued to positively influence growth in flavored sparkling beverages. Our 750-ml “Kasalo” returnable glass presentation continues to generate incremental volumes and transactions for the “core” sparkling beverage portfolio. Year to date, our Philippines operation continues to deliver encouraging top- and bottom-line performance.

Recent Developments

•	On September 23, 2016 Coca-Cola FEMSA announced that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A., had reached an agreement to acquire 100% of Vonpar, one of the largest privately owned bottlers in the Brazilian Coca-Cola system, for an aggregate enterprise value of R$3,578 million. During the last twelve months ended June 30, 2016, Vonpar sold 190 million unit cases of beverages, including 23 million unit cases of beer, generating R$2,026 million in net revenues and an EBITDA of R$335 million. On October 10th, this transaction was approved by the Conselho Administrativo de Defesa Econòmica (CADE), the Brazilian antitrust authority.

•	During September, 2016, Coca-Cola FEMSA was selected for the fourth consecutive time as a member of the Dow Jones Sustainability Emerging Markets Index.

•	As of October, 2016, Roland Karig, who served as Head of Investor Relations at Coca-Cola FEMSA since November 2014, took on new responsibilities in Strategic Planning. Maria Dyla Castro, who is currently Corporate Finance Manager, and has worked with the company since 2006, has been appointed the new Head of Investor Relations.

•	As of November 1st, 2016 we will pay the second installment of the 2015 dividend in the amount of Ps. 1.68 per share.

Conference Call Information

Our third quarter 2016 conference call will be held on October 25, 2016, at 17:00 P.M. Eastern Time (16:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-220-8451 or International: 913-312-1466. Participant code: 7391255. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 3Q 2016 October 25, 2016	23

Adittional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5148
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial Tables

(12 pages of tables to follow)

Press Release 3Q 2016 October 25, 2016	24

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported
Transactions (million transactions)	4,908.2		5,045.4		-2.7%
Volume (million unit cases) (2)	824.5		864.7		-4.7%
Average price per unit case (2)	49.01		41.84		17.1%
Net revenues	42,242		37,542		12.5%
Other operating revenues	109		119		-8.3%
Total revenues (3)	42,351	100.0%	37,661	100.0%	12.5%
Cost of goods sold	23,474	55.4%	19,727	52.4%	19.0%
Gross profit	18,877	44.6%	17,934	47.6%	5.3%
Operating expenses	13,195	31.2%	11,997	31.9%	10.0%
Other operative expenses, net	87	0.2%	346	0.9%	-74.9%
Operative equity method (gain) loss in associates(4)(5)	(49)	-0.1%	124	0.3%	-139.2%
Operating income (6)	5,644	13.3%	5,467	14.5%	3.2%
Other non operative expenses, net	806	1.9%	184	0.5%	338.1%
Non Operative equity method (gain) loss in associates(7)	0	0.0%	(51)	-0.1%	-100.7%
Interest expense	1,925		1,457		32.1%
Interest income	153		100		53.0%
Interest expense, net	1,772		1,357		30.6%
Foreign exchange loss (gain)	432		930		-53.6%
Loss (gain) on monetary position in inflationary subsidiries	(478)		(5)		8853.0%
Market value (gain) loss on financial instruments	134		23		495.3%
Comprehensive financing result	1,860		2,305		-19.3%
Income before taxes	2,978		3,029		-1.7%
Income taxes	691		1,029		-32.9%
Consolidated net income	2,287		2,000		14.4%
Net income attributable to equity holders of the company	2,265	5.3%	1,988	5.3%	13.9%
Non-controlling interest	23		12		90.5%
Operating income (6)	5,644	13.3%	5,467	14.5%	3.2%
Depreciation	1,853		1,585		16.9%
Amortization and other operative non-cash charges	683		936		-27.0%
Operating cash flow (6)(8)	8,180	19.3%	7,988	21.2%	2.4%

CAPEX	2,742		2,682

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 18,058 million from our Mexican operation, Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	25

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	14,793.1		14,743.9		0.3%
Volume (million unit cases) (2)	2,483.8		2,522.0		-1.5%
Average price per unit case (2)	46.46		41.96		10.7%
Net revenues	120,296		109,171		10.2%
Other operating revenues	332		341		-2.6%
Total revenues (3)	120,628	100.0%	109,513	100.0%	10.2%
Cost of goods sold	65,950	54.7%	57,856	52.8%	14.0%
Gross profit	54,678	45.3%	51,656	47.2%	5.9%
Operating expenses	38,291	31.7%	35,158	32.1%	8.9%
Other operative expenses, net	129	0.1%	855	0.8%	-84.9%
Operative equity method (gain) loss in associates(4)(5)	(318)	-0.3%	(66)	-0.1%	383.4%
Operating income (6)	16,576	13.7%	15,709	14.3%	5.5%
Other non operative expenses, net	1,839	1.5%	283	0.3%	550.4%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(124)	-0.1%	-42.7%
Interest expense	5,336		4,240		25.9%
Interest income	430		283		51.7%
Interest expense, net	4,906		3,956		24.0%
Foreign exchange loss (gain)	1,838		1,393		32.0%
Loss (gain) on monetary position in inflationary subsidiries	(794)		27		-3025.2%
Market value (gain) loss on financial instruments	(263)		(111)		136.2%
Comprehensive financing result	5,687		5,265		8.0%
Income before taxes	9,121		10,286		-11.3%
Income taxes	2,288		3,262		-29.9%
Consolidated net income	6,833		7,024		-2.7%
Net income attributable to equity holders of the company	6,581	5.5%	6,918	6.3%	-4.9%
Non-controlling interest	252		106		138.7%
Operating income (6)	16,576	13.7%	15,709	14.3%	5.5%
Depreciation	5,231		4,659		12.3%
Amortization and other operative non-cash charges	1,666		1,567		6.3%
Operating cash flow (6)(8)	23,473	19.5%	21,935	20.0%	7.0%

CAPEX	6,893		6,977

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 50,227 million from our Mexican operation, Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	26

Quarter - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)

	3Q 16	% Rev	3Q 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	4,713.1		4,707.0		0.1%
Volume (million unit cases) (2)	789.2		804.1		-1.9%
Average price per unit case (2)	48.00		45.06		6.5%
Net revenues	39,717		37,598		5.6%
Other operating revenues	109		129		-15.7%
Total revenues (3)	39,826	100.0%	37,728	100.0%	5.6%
Cost of goods sold	21,669	54.4%	19,973	52.9%	8.5%
Gross profit	18,157	45.6%	17,755	47.1%	2.3%
Operating expenses	12,501	31.4%	11,977	31.7%	4.4%
Other operative expenses, net	49	0.1%	345	0.9%	-85.9%
Operative equity method (gain) loss in associates(4)(5)	(49)	-0.1%	126	0.3%	-138.8%
Operating income (6)	5,656	14.2%	5,308	14.1%	6.6%
Other non operative expenses, net	323	0.8%	201	0.5%	61.0%
Non Operative equity method (gain) loss in associates(7)	0	0.0%	(51)	-0.1%	-100.7%
Interest expense	1,914		1,613		18.6%
Interest income	120		85		42.0%
Interest expense, net	1,793		1,529		17.3%
Foreign exchange loss (gain)	427		1,030		-58.5%
Loss (gain) on monetary position in inflationary subsidiries	0		0		143.7%
Market value (gain) loss on financial instruments	134		184		-27.0%
Comprehensive financing result	2,355		2,742		-14.1%
Income before taxes	2,978		2,415		23.3%
Income taxes	904		828		9.1%
Consolidated net income	2,074		1,587		30.7%
Net income attributable to equity holders of the company	2,051	5.2%	1,574	4.2%	30.3%
Non-controlling interest	23		13		76.7%
Operating income (6)	5,656	14.2%	5,308	14.1%	6.6%
Depreciation	1,744		1,645		6.0%
Amortization and other operative non-cash charges	342		861		-60.3%
Operating cash flow (6)(8)	7,742	19.4%	7,814	20.7%	-0.9%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 18,058 million from our Mexican operation, Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2016 October 25, 2016	27

YTD - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	14,157.9		13,730.6		3.1%
Volume (million unit cases) (2)	2,364.2		2,342.8		0.9%
Average price per unit case (2)	45.57		42.56		7.1%
Net revenues	112,645		104,441		7.9%
Other operating revenues	332		329		0.9%
Total revenues (3)	112,977	100.0%	104,770	100.0%	7.8%
Cost of goods sold	60,929	53.9%	55,582	53.1%	9.6%
Gross profit	52,048	46.1%	49,188	46.9%	5.8%
Operating expenses	35,847	31.7%	33,568	32.0%	6.8%
Other operative expenses, net	124	0.1%	705	0.7%	-82.4%
Operative equity method (gain) loss in associates(4)(5)	(318)	-0.3%	(55)	-0.1%	478.6%
Operating income (6)	16,396	14.5%	14,970	14.3%	9.5%
Other non operative expenses, net	519	0.5%	296	0.3%	75.4%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(124)	-0.1%	-42.7%
Interest expense	5,295		4,264		24.2%
Interest income	336		234		44.0%
Interest expense, net	4,959		4,030		23.0%
Foreign exchange loss (gain)	1,818		1,475		23.2%
Loss (gain) on monetary position in inflationary subsidiries	2		0
Market value (gain) loss on financial instruments	(263)		54		-589.9%
Comprehensive financing result	6,515		5,559		17.2%
Income before taxes	9,432		9,239		2.1%
Income taxes	2,580		2,918		-11.6%
Consolidated net income	6,853		6,320		8.4%
Net income attributable to equity holders of the company	6,601	5.8%	6,214	5.9%	6.2%
Non-controlling interest	252		106		138.0%
Operating income (6)	16,396	14.5%	14,970	14.3%	9.5%
Depreciation	4,950		4,611		7.4%
Amortization and other operative non-cash charges	901		1,283		-29.8%
Operating cash flow (6)(8)	22,247	19.7%	20,863	19.9%	6.6%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 50,227 million from our Mexican operation, Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2016 October 25, 2016	28

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,908.4		2,812.5		3.4%	3.4%
Volume (million unit cases)	521.9		509.1		2.5%	2.5%
Average price per unit case	43.13		40.87		5.5%	3.8%
Net revenues	22,512		20,809		8.2%	6.4%
Other operating revenues	14		12		18.2%	18.2%
Total revenues (2)	22,527	100.0%	20,821	100.0%	8.2%	6.4%
Cost of goods sold	11,412	50.7%	10,232	49.1%	11.5%	9.5%
Gross profit	11,114	49.3%	10,589	50.9%	5.0%	3.5%
Operating expenses	7,244	32.2%	6,784	32.6%	6.8%	5.2%
Other operative expenses, net	42	0.2%	303	1.5%	-86.1%	-86.1%
Operative equity method (gain) loss in associates (3)(4)	(27)	-0.1%	119	0.6%	-122.3%	-122.3%
Operating income (5)	3,855	17.1%	3,382	16.2%	14.0%	12.4%
Depreciation, amortization & other operative non-cash charges	1,288	5.7%	1,695	8.1%	-24.0%	-25.0%
Operating cash flow (5)(6)	5,143	22.8%	5,077	24.4%	1.3%	-0.1%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	8,567.0		8,082.2		6.0%	6.0%
Volume (million unit cases)	1,523.4		1,453.7		4.8%	4.8%
Average price per unit case	42.62		40.00		6.6%	4.3%
Net revenues	64,926		58,142		11.7%	9.3%
Other operating revenues	39		36		7.4%	7.4%
Total revenues (2)	64,965	100.0%	58,178	100.0%	11.7%	9.3%
Cost of goods sold	32,518	50.1%	28,411	48.8%	14.5%	11.7%
Gross profit	32,447	49.9%	29,768	51.2%	9.0%	7.0%
Operating expenses	21,393	32.9%	19,414	33.4%	10.2%	8.1%
Other operative expenses, net	190	0.3%	569	1.0%	-66.6%	-66.8%
Operative equity method (gain) loss in associates (3)(4)	(300)	-0.5%	3	0.0%
Operating income (5)	11,164	17.2%	9,782	16.8%	14.1%	12.0%
Depreciation, amortization & other operative non-cash charges	3,627	5.6%	3,890	6.7%	-6.7%	-8.6%
Operating cash flow (5)(6)	14,791	22.8%	13,671	23.5%	8.2%	6.1%

(1) Except transactions, volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 19,362 million from our Mexican operation for the third quarter of 2016; and Ps. 18,058 million for the same period of the previous year.
For YTD information: Includes total revenues of Ps. 55,337 million from our Mexican operation for the first nine months of 2016; and Ps. 50,227 million for the same period of the previous year.

(3) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.

(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 3Q 2016 October 25, 2016	29

Comparable South America Division
Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	1,804.8		1,894.5		-4.7%
Volume (million unit cases) (2)	267.3		295.0		-9.4%
Average price per unit case (2)	57.50		51.12		12.5%
Net revenues	17,204		16,444		4.6%
Other operating revenues	95		117		-19.2%
Total revenues (3)	17,299	100.0%	16,561	100.0%	4.5%
Cost of goods sold	10,257	59.3%	9,547	57.6%	7.4%
Gross profit	7,042	40.7%	7,014	42.4%	0.4%
Operating expenses	5,256	30.4%	5,089	30.7%	3.3%
Other operative expenses, net	6	0.0%	41	0.2%	-84.3%
Operative equity method (gain) loss in associates (4)	(22)	-0.1%	6	0.0%	-462.3%
Operating income (5)	1,801	10.4%	1,878	11.3%	-4.1%
Depreciation, amortization & other operative non-cash charges	798	4.6%	789	4.8%	1.1%
Operating cash flow (5)(6)	2,599	15.0%	2,667	16.1%	-2.5%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	5,590.9		5,648.4		-1.0%
Volume (million unit cases) (2)	840.8		889.1		-5.4%
Average price per unit case (2)	50.93		45.33		12.3%
Net revenues	47,718		45,030		6.0%
Other operating revenues	293		293		0.1%
Total revenues (3)	48,012	100.0%	45,323	100.0%	5.9%
Cost of goods sold	28,411	59.2%	26,468	58.4%	7.3%
Gross profit	19,601	40.8%	18,854	41.6%	4.0%
Operating expenses	14,454	30.1%	13,778	30.4%	4.9%
Other operative expenses, net	(66)	-0.1%	134	0.3%	-149.2%
Operative equity method (gain) loss in associates (4)	(19)	-0.0%	(59)	-0.1%	-68.1%
Operating income (5)	5,232	10.9%	5,000	11.0%	4.6%
Depreciation, amortization & other operative non-cash charges	2,223	4.6%	1,923	4.2%	15.6%
Operating cash flow (5)(6)	7,455	15.5%	6,924	15.3%	7.7%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 3Q 2016 October 25, 2016	30

Venezuela Operation

Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	195.1		338.4		-42.4%	-42.4%
Volume (million unit cases)	35.3		60.5		-41.8%	-41.8%
Average price per unit case	71.61		28.35		152.6%	704.8%
Net revenues	2,525		1,716		47.1%	368.7%
Other operating revenues	0		(0)		-100.0%	-100.0%
Total revenues	2,525	100.0%	1,716	100.0%	47.1%	368.7%
Cost of goods sold	1,804	71.5%	875	51.0%	106.3%	553.2%
Gross profit	721	28.5%	841	49.0%	-14.4%	174.6%
Operating expenses	695	27.5%	545	31.8%	27.4%	309.2%
Other operative expenses, net	38	1.5%	16	0.9%	144.1%	669.5%
Operating income	(12)	-0.5%	281	16.4%	-104.4%	-113.9%
Depreciation, amortization & other operative non-cash charges	451	17.9%	123	7.2%	266.5%	1052.3%
Operating cash flow (2)	439	17.4%	404	23.5%	8.6%	245.7%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	635.2		1,013.3		-37.3%	-37.3%
Volume (million unit cases)	119.6		179.2		-33.3%	-33.3%
Average price per unit case	63.99		25.02		155.7%	857.3%
Net revenues	7,651		4,485		70.6%	538.6%
Other operating revenues	0		(0)		-100.0%	-100.0%
Total revenues	7,651	100.0%	4,485	100.0%	70.6%	538.6%
Cost of goods sold	5,022	65.6%	2,229	49.7%	125.2%	739.3%
Gross profit	2,630	34.4%	2,255	50.3%	16.6%	338.4%
Operating expenses	2,444	31.9%	1,493	33.3%	63.6%	518.0%
Other operative expenses, net	5	0.1%	149	3.3%	-96.3%	-85.0%
Operating income	180	2.4%	614	13.7%	-70.6%	7.5%
Depreciation, amortization & other operative non-cash charges	1,046	13.7%	406	9.1%	157.3%	875.2%
Operating cash flow (2)	1,226	16.0%	1,021	22.8%	20.2%	345.8%

(1) Except transactions, volume and average price per unit case figures.

(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

Press Release 3Q 2016 October 25, 2016	31

South America Division
Expressed in millions of Mexican pesos(1)

Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported
Transactions (million transactions)	1,999.8		2,232.8		-10.4%
Volume (million unit cases) (2)	302.5		355.5		-14.9%
Average price per unit case (2)	59.15		43.23		36.8%
Net revenues	19,729		16,733		17.9%
Other operating revenues	95		107		-11.3%
Total revenues (3)	19,824	100.0%	16,840	100.0%	17.7%
Cost of goods sold	12,061	60.8%	9,495	56.4%	27.0%
Gross profit	7,763	39.2%	7,345	43.6%	5.7%
Operating expenses	5,951	30.0%	5,212	31.0%	14.2%
Other operative expenses, net	45	0.2%	43	0.3%	4.1%
Operative equity method (gain) loss in associates (4)	(22)	-0.1%	5	0.0%	-563.1%
Operating income (5)	1,789	9.0%	2,085	12.4%	-14.2%
Depreciation, amortization & other operative non-cash charges	1,249	6.3%	826	4.9%	51.2%
Operating cash flow (5)(6)	3,038	15.3%	2,911	17.3%	4.4%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	6,226.2		6,661.7		-6.5%
Volume (million unit cases) (2)	960.4		1,068.3		-10.1%
Average price per unit case (2)	52.55		44.62		17.8%
Net revenues	55,370		51,030		8.5%
Other operating revenues	293		305		-3.8%
Total revenues (3)	55,663	100.0%	51,335	100.0%	8.4%
Cost of goods sold	33,432	60.1%	29,448	57.4%	13.5%
Gross profit	22,231	39.9%	21,887	42.6%	1.6%
Operating expenses	16,898	30.4%	15,744	30.7%	7.3%
Other operative expenses, net	(60)	-0.1%	286	0.6%	-121.1%
Operative equity method (gain) loss in associates (4)	(19)	-0.0%	(70)	-0.1%	-73.5%
Operating income (5)	5,412	9.7%	5,928	11.5%	-8.7%
Depreciation, amortization & other operative non-cash charges	3,269	5.9%	2,336	4.6%	40.0%
Operating cash flow (5)(6)	8,681	15.6%	8,264	16.1%	5.1%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	32

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

		Sep-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	20,105	Ps.	15,989
Total accounts receivable		9,628		9,647
Inventories		9,474		8,066
Other current assets		8,379		8,530
Total current assets		47,586		42,232
Property, plant and equipment
Property, plant and equipment		93,499		81,569
Accumulated depreciation		(36,113)		(31,037)
Total property, plant and equipment, net		57,385		50,532
Investment in shares		21,953		17,873
Intangibles assets and other assets		100,985		90,754
Other non-current assets		12,252		8,858
Total Assets	Ps.	240,162	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,678	Ps.	3,470
Suppliers		16,610		15,470
Other current liabilities		16,972		11,540
Total current liabilities		37,260		30,480
Long-term bank loans and notes payable		69,808		63,260
Other long-term liabilities		14,098		7,774
Total liabilities		121,166		101,514
Equity
Non-controlling interest		5,053		3,986
Total controlling interest		113,943		104,749
Total equity		118,995		108,735
Total Liabilities and Equity	Ps.	240,162	Ps.	210,249

Press Release 3Q 2016 October 25, 2016	33

Quarter - Volume & Transactions
For the three months ended September 30, 2016 and 2015

Volume
Expressed in million unit cases

	3Q 2016					3Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	353.2	25.4	73.3	27.7	479.7	342.2	23.8	77.1	25.1	468.1
Central America	35.0	2.3	0.1	4.9	42.3	32.8	2.4	0.0	5.8	41.0
Mexico & Central America	388.2	27.7	73.5	32.6	521.9	375.0	26.2	77.1	30.9	509.1
Colombia	56.1	7.2	4.7	7.6	75.8	57.0	7.4	7.1	9.4	81.0
Venezuela	29.9	3.4	0.1	1.9	35.3	51.9	3.5	0.3	4.9	60.5
Brazil	129.9	8.4	1.1	7.4	146.9	139.1	9.8	1.3	8.1	158.3
Argentina	37.0	4.3	0.5	2.8	44.6	46.7	5.2	0.5	3.3	55.7
South America	253.0	23.3	6.5	19.7	302.5	294.7	25.8	9.3	25.7	355.5
Total	641.2	51.0	80.0	52.3	824.5	669.7	52.0	86.4	56.6	864.7

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	3Q 2016				3Q 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	2,128.2	176.7	234.6	2,539.5	2,049.2	182.1	221.4	2,452.7
Central America	289.5	14.3	65.0	368.8	283.7	14.5	61.7	359.8
Mexico & Central America	2,417.7	191.0	299.6	2,908.4	2,332.9	196.6	283.1	2,812.5
Colombia	424.3	97.2	84.2	605.7	432.0	97.5	88.7	618.1
Venezuela	148.1	32.0	15.0	195.1	279.7	19.1	39.6	338.3
Brazil	817.5	71.1	83.0	971.5	873.2	84.3	91.3	1,048.8
Argentina	185.0	21.8	20.7	227.5	216.3	26.8	24.4	267.5
South America	1,574.8	222.1	202.9	1,999.8	1,801.2	227.6	244.0	2,272.8
Total	3,992.5	413.1	502.5	4,908.2	4,134.1	424.2	527.1	5,085.4

Press Release 3Q 2016 October 25, 2016	34

YTD - Volume & Transactions
For the nine months ended September 30, 2016 and 2015

Volume
Expressed in million unit cases
	YTD 2016					YTD 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,016.4	78.3	218.6	79.7	1,393.0	967.8	78.1	214.3	69.8	1,330.1
Central America	107.8	7.6	0.5	14.6	130.5	101.8	7.0	0.2	14.6	123.6
Mexico & Central America	1,124.3	85.8	219.0	94.3	1,523.4	1,069.6	85.1	214.5	84.4	1,453.7
Colombia	168.0	21.7	16.0	24.9	230.6	164.3	20.3	21.0	25.9	231.4
Venezuela	101.3	9.7	1.1	7.4	119.6	154.5	10.8	1.1	12.9	179.2
Brazil	406.7	27.5	3.7	23.6	461.5	429.5	30.9	3.7	25.0	489.1
Argentina	119.8	16.9	2.4	9.5	148.7	141.5	15.7	1.4	10.0	168.6
South America	795.9	75.8	23.2	65.5	960.4	889.8	77.6	27.2	73.7	1,068.3
Total	1,920.1	161.6	242.2	159.8	2,483.8	1,959.4	162.7	241.7	158.2	2,522.0

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions

	YTD 2016				YTD 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	6,208.2	548.0	681.5	7,437.6	5,854.0	530.5	621.3	7,005.9
Central America	887.6	47.0	194.7	1,129.3	850.1	44.2	182.0	1,076.3
Mexico & Central America	7,095.7	595.1	876.2	8,567.0	6,704.2	574.8	803.3	8,082.2
Colombia	1,272.1	290.4	257.2	1,819.7	1,247.3	262.9	230.0	1,740.3
Venezuela	482.3	86.5	66.4	635.2	834.3	64.3	114.7	1,013.3
Brazil	2,539.8	236.5	265.9	3,042.3	2,720.8	263.8	289.9	3,274.5
Argentina	577.3	81.4	70.2	728.9	642.6	79.5	72.2	794.3
South America	4,871.5	694.9	659.8	6,226.2	5,445.0	670.6	706.9	6,822.4
Total	11,967.3	1,289.9	1,536.0	14,793.1	12,149.1	1,245.3	1,510.1	14,904.6

Press Release 3Q 2016 October 25, 2016	35

Macroeconomic Information
Third quarter 2016

Inflation

	LTM	3Q2016	YTD
Mexico	2.97%	1.15%	1.47%
Colombia	7.27%	0.14%	5.25%
Venezuela (2)	320.17%	48.82%	190.30%
Brazil	8.48%	1.04%	5.51%
Argentina (2)	36.55%	1.32%	30.52%

(1) Source: inflation is published by the Central Bank of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	3Q 16	3Q 15	Δ %	YTD 16	YTD 15	Δ %
Mexico	18.7225	16.4058	14.1%	18.2667	15.5486	17.5%
Guatemala	7.5549	7.6626	-1.4%	7.6357	7.6582	-0.3%
Nicaragua	28.7935	27.4210	5.0%	28.4457	27.0894	5.0%
Costa Rica	556.6805	540.8066	2.9%	548.1495	540.7918	1.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,951.0358	2,942.1276	0.3%	3,067.6667	2,636.2140	16.4%
Venezuela	646.0931	199.1050	224.5%	437.1732	164.5246	165.7%
Brazil	3.2472	3.5480	-8.5%	3.5557	3.1612	12.5%
Argentina	14.9539	9.2496	61.7%	14.5561	8.9637	62.4%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Sep 2016	Sep 2015	Δ %	Jun 2016	Jun 2015	Δ %
Mexico	19.5002	17.0073	14.7%	18.9113	15.5676	21.5%
Guatemala	7.5207	7.6755	-2.0%	7.6374	7.6245	0.2%
Nicaragua	28.9672	27.5869	5.0%	28.6142	27.2497	5.0%
Costa Rica	558.8000	541.0400	3.3%	554.2000	540.9700	2.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,879.9500	3,121.9400	-7.8%	2,916.1500	2,585.1100	12.8%
Venezuela	658.8853 (*)	199.4204	230.4%	628.3434 (**)	197.2980	218.5%
Brazil	3.2462	3.9729	-18.3%	3.2098	3.1026	3.5%
Argentina	15.3100	9.4220	62.5%	15.0400	9.0880	65.5%

(*) Exchange rate as of September, 30 2016 and (**) as of June, 30 2016

Press Release 3Q 2016 October 25, 2016	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial and Corporate Officer

Date: October 28, 2016